June 3, 2008

Mail Stop 4561

Mrs. Paula M. Lewis
President and Chief Executive Officer
Lakeside Mortgage Fund, LLC
1738 Yuba Street
Redding, California 96001

Re: Lakeside Mortgage Fund, LLC
Item 4.01 Form 8-K
Filed May 14, 2008
File Number: 000-50893

Dear Mrs. Lewis:

We have completed our review of your Form 8-K and related amendments and have no further comments at this time.

Sincerely,

John A. Spitz
Senior Staff Accountant